TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-5139

July 1, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Board Resolution for Account Settlement dated May 25, 2004;

2. Notice of Board Resolution on Partial Amendments to Articles of Incorporation dated May 25, 2004;

3. Press release dated June 28, 2004 entitled "Notice of Stock Split (free share distribution), Adjustment of Stock Option Exercise Price and Amendment of Amount of Dividends Issuance";

4. Notice of Results of the 6th Ordinary General Meeting of Shareholders dated June 29, 2004; and

5. Business Report during Fiscal Year 2003 (6th Fiscal Year).

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

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Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

May 25, 2004

Chairman,
Japan Securities Dealers Association

Kazutomo Robert Hori, President and CEO
CYBIRD Co., Ltd.
6-10-1, Roppongi, Minato-ku, Tokyo
(Security Code: 4823, JASDAQ)
(Fiscal Year Closed: March 31)
(Interim Dividend: Introduced)

Notice of Board Resolution for Account Settlement

1. Date of Meeting of Board of Directors May 25, 2004
2. Date of General Shareholders' Meeting June 29, 2004
3. Venue of General Shareholders' Meeting Toranomon Pastoral, Annex 1F 'Hohou Nishino-ma'
   4-1-1, Toranomon, Minato-ku, Tokyo
4. Resolutions to be put

   Matters to be reported: Report on the business report, balance sheet, and profit loss statement for the 6th Term ended March 31, 2004.

   Matters to be resolved:

First Item	Approval of Appropriation of Retained Earnings
Second Item	Reduction in Additional Paid-In Capital
Third Item	Partial Amendments of the Articles of Incorporation
Fourth Item	Election of 1 Director
Fifth Item	Election of 1 Auditor
Sixth Item	Granting Stock Options to Non-Shareholders

5. Results of Operation for the 6th Term (from April 1, 2003 to March 31, 2004) (Attached)

(End of document)

Translation

File No.82-5139

May 25, 2004

Chairman,
Japan Securities Dealers Association

Kazutomo Robert Hori, President and CEO
CYBIRD Co., Ltd.
6-10-1, Roppongi, Minato-ku, Tokyo
(Security Code: 4823, JASDAQ)
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice of Board Resolution on Partial Amendments to Articles of Incorporation

On May 25, 2004, the board of directors of CYBIRD Co., Ltd. approved the submission of a resolution to partially amend the Articles of Incorporation to the 6th annual general shareholders meeting on June 29, 2004.

1. Date of General Shareholders' Meeting: June 29, 2004

2. Partial Amendments and Reasons

(1) To enable new business development by amending Article 2 (Purpose) of the Articles of Incorporation to add to the Company's purposes.

(2) To prepare for business expansion and new share issuance by amending Article 5, to increase the authorized number of shares.

(3) To add a new Article 6 (Purchase of treasury stocks) based on the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan, enforced on September 25, 2003 aiming flexible capital policy. The law established new definitions for a board of directors to enable to acquire treasury stocks.

(4) To amend the numbering of articles in accordance with the new amendments.

3. The proposed partial amendments of the Articles of Incorporation are as follows. This is a summary of the revisions and the changed parts are unlined.

- Article 2 (Purpose)
  Clause 20 Type II (eliminated) telecommunications business according to the Telecommunications Business Law.
  Clause 21 Tele-marketing business
  Clause 22 Planning, development, sales and lease of software and hardware regarding tele-marketing
  Clause 23 Customer contact center operation
  Clause 24 Data center operation for customers' data
  Clause 25 Acquirement, control and licensing of intangible property such as copyright, related right, design right, trademark right, patent
  Clause 26 same as it is
- Article 5 (Authorized Number of Shares)
  The total number of shares authorized for issue shall be 270,000 shares.
- Article 6 (Purchase of treasury stock)
  The company is able to purchase treasury stocks based on the board of directors' decision in accordance with the Article 211-3, Clause 1, Item 2 of the Commercial Code of Japan.

(End of document)

<Translation>

CYBIRD®

URL : http://www.cybird.co.jp/english/investor/index.html

JASDAQ

News Release

June 28, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice of Stock Split (free share distribution), Adjustment of Stock Option Exercise Price and Amendment of Amount of Dividends Issuance

Tokyo, Japan, June 28, 2004 — CYBIRD Co., Ltd. announced that the board of directors approved, on June 28, 2004, stock split (free share distribution), adjustment of stock option exercise price and amendment of amount of dividends issuance as follows.

1. The Purpose of the Stock Split — To improve the liquidity of shares by lowering the unit price of the stocks.
2. Summary of the Stock Split
   1) Method of the Stock Split
      The stocks with the record date of September 30, 2004 (Thursday) will be split by a factor of 3:1.
   2) The Number of Stock Issued Increased by the Stock Split
      Twice the number of common stock with the record date of September 30, 2004 (Thursday).
3. The Effective Date — November 19, 2004(planned)
4. The Initial Date in Reckoning for Dividend — October 1, 2004
5. Other factors relating to the Stock Split will be determined in future board of directors meetings.
6. Adjustment of Stock Option Exercise Price
   As a result of the Stock Split, stock option exercise price for CYBIRD's first, second, third, fourth and fifth stock options, which are already authorized, will change as of October 1, 2004 (Friday).

Type of stock options	Exercise price after adjustment	Exercise price before adjustment
Stock Option No.1	55,556 yen	166,667 yen
Stock Option No.2	55,556 yen	166,667 yen
Stock Option No.3	74,986 yen	224,958 yen
Stock Option No.4	91,572 yen	274,715 yen
Stock Option No.5	183,575 yen	550, 723 yen

7. Amendment of Amount of Dividends Issuance for the fiscal year ended March 2005
   As a result of the Stock Split, amount of dividends issuance per share virtually increased by ¥1.

For the Fiscal Year ended March 2005 (from April1, 2004 to March 31, 2005)

	Term End Dividends	Annual Dividends
Prior Estimation as of May 25, 2004	500.00 yen	500.00 yen
Revised as of June 28, 2004	167.00 yen	167.00 yen

[Reference]

1. The number of shares increased as a result of stock split cannot be confirmed, since there could be an increase in the number of shares issued, due to the possible exercise of stock option rights, after the resolution date and before the record date.
2. The number of shares issued after the stock split, as of May 31, 2004, and to be issued are as follows.
   1) The Number of Shares Issued: 67,826
   2) The Number of Shares Increased as a Result of the Stock Split: 135,652
   3) The Number of Shares Issued after the Stock Split: 203,478
3. CYBIRD's Shareholders' Equity does not increase as a result of the Stock Split.
   Total Shareholders' Equity: 3,170,659,243 yen (as of June 28, 2004)

(End of document)

(Translation)

File No.82-5139

To Our Shareholders

June 29, 2004

Kazutomo Robert Hori
President and CEO
CYBIRD Co., Ltd.
6-10-1, Roppongi,
Minato-ku, Tokyo

Notice of the Results of the 6th Ordinary General Meeting of Shareholders

The following items were covered at the general meeting of shareholders.

Matters to be Reported

Report on the business report, balance sheet, and profit loss statement for the 6th Term ended March 31, 2004.

Matters to be resolved

First Item: Approval of Appropriation of Retained Earnings

The item was approved as submitted and dividend of ¥500 per share was approved.

Second Item: Reduction in Additional Paid-In Capital

The item was approved as submitted and reduction of additional paid-in capital by ¥2,424,016,391 was approved.

Third Item: Partial Amendments of the Articles of Incorporation

The item was approved as submitted and approved were to add to the Company's purposes, to increase the authorized number of shares, to set the regulation for the company to enable to purchase treasury stocks based on the board of directors' decision in accordance with the Commercial Code of Japan and to amend the numbering of articles in accordance with the new amendments.

Fourth Item: Election of 1 Director

As submitted, Takaya Kato was elected and accepted the position of director.

Fifth: Election of 1 Auditor

As submitted, Tomomi Yatsu was elected and accepted the position of auditor.

Sixth Item: Granting Stock Options to Non-Shareholders

The granting of stock options to management, employees, and contributors of the Company and associated companies, the limit on the number of options to be issued to 1,600 shares in total (however, this figure may be adjusted in certain specific circumstances), and other related matters were approved as submitted.

(End of document)

(Summary English Translation)

File No.82-5139

During Fiscal Year 2003 (6th Fiscal Year)

Business Report

From April 1, 2003 through March 31, 2004

CYBIRD Co., Ltd.

Message from President

This section includes a greeting from Robert Kazutomo Hori, President and CEO of the Company, and the outline of Results of Operation for the 6th fiscal year..

Smile Stories

#1

#2

Results of Operation by Business Segment for the Relevant the 6th term

Mobile Content Business

Sales of this segment have increased from 7,074 million yen to 7,179 million yen.

Marketing Solution Business

Sales of this segment have increased from 1,604 million yen to 2,319 million yen.

International Business

Sales of this segment have decreased from 48 million yen to 45 million yen.

Technology Related Business (K Laboratory Co., Ltd.)

Sales of this segment including those of K Laboratory Co., Ltd., a subsidiary of the Company, have increased from 543 million yen to 1,169 million yen.

Consolidated Balance Sheets

	FY ended March 31, 2004	FY ended March 31, 2003
	Thousand yen	Thousand yen
Assets		
I. Current Assets :		
Cash and cash equivalents	3,182,036	2,713,947
Trade accounts receivables	2,851,467	2,480,990
Inventories	18,677	55,506
Deferred tax assets	134,266	156,735
Others	155,702	172,765
Allowance for doubtful accounts	(29,577)	(32,050)
Total current assets	6,312,573	5,547,894
II. Fixed Assets :		
(Tangible fixed assets)	288,976	123,475
(Intangible fixed assets)		
Software	492,019	442,524
Software in progress	42,877	9,253
Conso. adjustment accounts	28,498	-
Other intangible assets	1,960	1,499
Total intangible fixed assets	565,356	453,277
(Investments and other assets)		
Investment securities	323,333	464,751
Deferred tax assets	296,034	178,411
Deposit with landlord	480,572	315,780
Other assets	267,769	30,321
Allowance for doubtful accounts	(69,339)	-
Total investments and other assets	1,298,370	989,264
Total fixed assets	2,152,703	1,566,017
Total	8,465,276	7,113,912

	FY ended March 31, 2004	FY ended March 31, 2003
	Thousand yen	Thousand yen
Liabilities and shareholders' equity		
I. Current liabilities :		
Accounts payable	773,972	439,859
Short term bank loan	181,384	271,000
Accrued expenses	340,485	407,152
Accrued income tax	137,601	522,300
Accrued consumption tax	40,423	93,778
Bonus payment reserve	166,060	89,591
Other current liabilities	64,952	31,317
Total current liabilities	1,664,879	1,854,999
II. Fixed liabilities :		
Long-term debt	94,940	–
Total fixed liabilities	94,940	–
Total liabilities	1,759,819	1,854,999
Minority Interests :		
Minority Interests	158,505	54,199
Shareholders' equity :		
Common stock	3,156,427	2,585,417
Legal reserve	3,213,123	2,642,116
Retained Earnings	177,400	(22,116)
Foreign exchange transaction adjustment	-	(705)
Total shareholders' equity	6,546,951	5,204,712
Total liabilities and shareholders' equity	8,465,276	7,113,912

Consolidated Statements of Income (Operations)

	FY ended March 31, 2004	FY ended March 31, 2003
	Thousand yen	Thousand yen
Net sales	10,713,971	9,271,276
Cost of sales	5,779,444	4,373,469
Gross profit	4,934,526	4,897,806
Selling, general and administrative expenses	4,339,966	3,573,757
Operating income	594,559	1,324,049
Non-operating income	27,038	3,882
Non-operating expenses	25,167	10,967
Ordinary Income	596,430	1,316,964
Extraordinary gain	89,703	29,228
Extraordinary loss	374,454	75,457
Income before income taxes and minority interest	311,678	1,270,735
Current	168,495	522,631
Deferred	(95,153)	(335,147)
Minority interest	38,820	10,234
Net income	199,516	1,073,016

Consolidated Cash Flow Statements (Summarized)

	FY ended March 31, 2004	FY ended March 31, 2003
	Thousand yen	Thousand yen
Cash flow from operating activities	313,467	1,240,035
Cash flow from investing activities	(1,013,652)	(886,123)
Cash flow from financing activities	1,167,562	298,160
Foreign currency translation adjustment	711	(816)
Net increase in cash and cash equivalents	468,088	651,256
Cash and cash equivalents at the beginning of period	2,713,947	2,062,691
Cash and cash equivalents at the end of period	3,182,036	2,713,947

News & Topics

This section covers stock issuing for the third parties, the first dividend distribution, initiation of services for broadcasting companies and etc.

Stock Information (as of March 31, 2004)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders and other shareholder information.

Corporate Profile (as of March 31, 2004)

This section mentions the name, date of establishment, amount of capital and sales, number of employees, description of business, names of board members, banks of account, affiliated associations, consolidated subsidiaries and name of affiliated company of the Company.